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Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.           )*

Banco de Chile

(Name of Issuer)

Common stock without nominal (par) value

(Title of Class of Securities)

059504-10-0

(CUSIP Number)

Riqueza V. Feaster

Citigroup Inc.

399 Park Avenue

New York, NY 10043

Phone (212) 559-1000

With a copy to:

Covington & Burling LLP

620 Eighth Avenue

New York, NY 10018

Att.: Rubén Kraiem

Phone (212) 841-1000

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

January 1, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

CUSIP No. 059504-10-0
1. Names of Reporting Persons. Citigroup Chile S.A.
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) x
(b)
3. SEC Use Only
4. Source of Funds (See Instructions) OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6. Citizenship or Place of Organization Republic of Chile

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power
8. Shared Voting Power 49,886,736,420*
9. Sole Dispositive Power
10. Shared Dispositive Power 49,886,736,420*
11. Aggregate Amount Beneficially Owned by Each Reporting Person 49,886,736,420*
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13. Percent of Class Represented by Amount in Row (11) 61.7%**
14. Type of Reporting Person (See Instructions) CO

* Represents (i) 25,968,794,876 Banco de Chile Common Shares held by LQ Inversiones Financieras S.A. (“LQIF”); and (ii) 23,917,941,544 Banco de Chile Common Shares held by Sociedad Matriz del Banco de Chile S.A. (“SM-Chile”) directly and indirectly through Sociedad Administradora de la Obligacion Subordinada SAOS S.A. (“SAOS”), which are beneficially owned by LQIF by virtue of LQIF’s ownership of 58.2% of the outstanding voting shares of SM-Chile and the provisions of SM-Chile’s by-laws.  The voting rights associated with the Banco de Chile Common Shares owned by SAOS and SM-Chile are exercised directly by SM-Chile’s shareholders, in the proportion, and with the preferences, set forth in SM-Chile’s by-laws.  SAOS does not have direct voting rights over any Banco de Chile Common Shares it holds.  Therefore, although LQIF generally controls SAOS and SM-Chile, it does not have the power to direct the voting or disposition of all Banco de Chile Common Shares owned by each of SAOS and SM-Chile, but only its proportionate share of such shares in accordance with SM-Chile’s by-laws.  The entirety of the economic rights associated with SAOS’ interest in the Issuer is pledged to, and all distributions in respect thereof are to be paid directly to, the Chilean Central Bank.  Citigroup Chile S.A. (“Citigroup Chile”) holds 33% of the outstanding voting shares of LQIF.  In addition, pursuant to the Framework Agreement described in this statement on Schedule 13D, Citigroup has the right to increase its stake in LQIF up to a total of 50%.  Citigroup could also be required to increase its stake in LQIF to up to a total of 41.5% if Quiñenco exercises its put option under the Framework Agreement.  The Reporting Persons do not have the power to direct the voting or disposition of any of the Banco de Chile Common Shares beneficially owned by LQIF; however they may be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Securities Exchange Act of 1934, as amended, with the “Unaffiliated Members” referred to in Section 2 of this statement on Schedule 13D, who, in fact, control the voting and disposition of such shares, and to have shared beneficial ownership of all of such shares by virtue of the Shareholders Agreement described in this statement on Schedule 13D entered into with Quiñenco S.A. (“Quiñenco”), the controlling shareholder of LQIF, and certain of Quiñenco’s subsidiaries, pursuant to which Citigroup Chile has certain rights to require Quiñenco to vote its shares of LQIF in favor of the election of candidates for the board of directors of LQIF nominated by Citigroup Chile, and to cause LQIF to vote its shares in favor of the election of candidates for the board of directors of the Issuer nominated by Citigroup Chile.  The Reporting Persons other than Citigroup Chile are direct and indirect parent companies of Citigroup Chile.  The Unaffiliated Members are filing separately an amendment to their existing statement on Schedule 13D with respect to these shares, and the information contained in this statement is supplemental thereto.  Unless otherwise stated, references to share ownership herein refer to “beneficial ownership” as defined by Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and do not include shares over which the Reporting Persons’ dividend rights have been pledged as discussed in Item 5 and Item 6 below.

** Based on 80,879,895,984 outstanding Banco de Chile Common Shares as of June 18, 2008 (as reported in the Issuer’s 2007 Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 27, 2008).  As of June 18, 2008, the Reporting Persons beneficially owned 61.7% of the voting rights in the Issuer.

CUSIP No. 059504-10-0
1. Names of Reporting Persons. Citibank Overseas Investment Corporation
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) x
(b)
3. SEC Use Only
4. Source of Funds (See Instructions) OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6. Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power
8. Shared Voting Power 49,886,736,420*
9. Sole Dispositive Power
10. Shared Dispositive Power 49,886,736,420*
11. Aggregate Amount Beneficially Owned by Each Reporting Person 49,886,736,420*
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13. Percent of Class Represented by Amount in Row (11) 61.7%**
14. Type of Reporting Person (See Instructions) CO

* Represents (i) 25,968,794,876 Banco de Chile Common Shares held by LQ Inversiones Financieras S.A. (“LQIF”); and (ii) 23,917,941,544 Banco de Chile Common Shares held by Sociedad Matriz del Banco de Chile S.A. (“SM-Chile”) directly and indirectly through Sociedad Administradora de la Obligacion Subordinada SAOS S.A. (“SAOS”), which are beneficially owned by LQIF by virtue of LQIF’s ownership of 58.2% of the outstanding voting shares of SM-Chile and the provisions of SM-Chile’s by-laws.  The voting rights associated with the Banco de Chile Common Shares owned by SAOS and SM-Chile are exercised directly by SM-Chile’s shareholders, in the proportion, and with the preferences, set forth in SM-Chile’s by-laws.  SAOS does not have direct voting rights over any Banco de Chile Common Shares it holds.  Therefore, although LQIF generally controls SAOS and SM-Chile, it does not have the power to direct the voting or disposition of all Banco de Chile Common Shares owned by each of SAOS and SM-Chile, but only its proportionate share of such shares in accordance with SM-Chile’s by-laws.  The entirety of the economic rights associated with SAOS’ interest in the Issuer is pledged to, and all distributions in respect thereof are to be paid directly to, the Chilean Central Bank.  Citigroup Chile S.A. (“Citigroup Chile”) holds 33% of the outstanding voting shares of LQIF.  In addition, pursuant to the Framework Agreement described in this statement on Schedule 13D, Citigroup has the right to increase its stake in LQIF up to a total of 50%.  Citigroup could also be required to increase its stake in LQIF to up to a total of 41.5% if Quiñenco exercises its put option under the Framework Agreement.  The Reporting Persons do not have the power to direct the voting or disposition of any of the Banco de Chile Common Shares beneficially owned by LQIF; however they may be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Securities Exchange Act of 1934, as amended, with the “Unaffiliated Members” referred to in Section 2 of this statement on Schedule 13D, who, in fact, control the voting and disposition of such shares, and to have shared beneficial ownership of all of such shares by virtue of the Shareholders Agreement described in this statement on Schedule 13D entered into with Quiñenco S.A. (“Quiñenco”), the controlling shareholder of LQIF, and certain of Quiñenco’s subsidiaries, pursuant to which Citigroup Chile has certain rights to require Quiñenco to vote its shares of LQIF in favor of the election of candidates for the board of directors of LQIF nominated by Citigroup Chile, and to cause LQIF to vote its shares in favor of the election of candidates for the board of directors of the Issuer nominated by Citigroup Chile.  The Reporting Persons other than Citigroup Chile are direct and indirect parent companies of Citigroup Chile.  The Unaffiliated Members are filing separately an amendment to their existing statement on Schedule 13D with respect to these shares, and the information contained in this statement is supplemental thereto.  Unless otherwise stated, references to share ownership herein refer to “beneficial ownership” as defined by Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and do not include shares over which the Reporting Persons’ dividend rights have been pledged as discussed in Item 5 and Item 6 below.

** Based on 80,879,895,984 outstanding Banco de Chile Common Shares as of June 18, 2008 (as reported in the Issuer’s 2007 Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 27, 2008).  As of June 18, 2008, the Reporting Persons beneficially owned 61.7% of the voting rights in the Issuer.

CUSIP No. 059504-10-0
1. Names of Reporting Persons. Citibank, N.A.
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) x
(b)
3. SEC Use Only
4. Source of Funds (See Instructions) OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6. Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power
8. Shared Voting Power 49,886,736,420*
9. Sole Dispositive Power
10. Shared Dispositive Power 49,886,736,420*
11. Aggregate Amount Beneficially Owned by Each Reporting Person 49,886,736,420*
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13. Percent of Class Represented by Amount in Row (11) 61.7%**
14. Type of Reporting Person (See Instructions) CO

* Represents (i) 25,968,794,876 Banco de Chile Common Shares held by LQ Inversiones Financieras S.A. (“LQIF”); and (ii) 23,917,941,544 Banco de Chile Common Shares held by Sociedad Matriz del Banco de Chile S.A. (“SM-Chile”) directly and indirectly through Sociedad Administradora de la Obligacion Subordinada SAOS S.A. (“SAOS”), which are beneficially owned by LQIF by virtue of LQIF’s ownership of 58.2% of the outstanding voting shares of SM-Chile and the provisions of SM-Chile’s by-laws.  The voting rights associated with the Banco de Chile Common Shares owned by SAOS and SM-Chile are exercised directly by SM-Chile’s shareholders, in the proportion, and with the preferences, set forth in SM-Chile’s by-laws.  SAOS does not have direct voting rights over any Banco de Chile Common Shares it holds.  Therefore, although LQIF generally controls SAOS and SM-Chile, it does not have the power to direct the voting or disposition of all Banco de Chile Common Shares owned by each of SAOS and SM-Chile, but only its proportionate share of such shares in accordance with SM-Chile’s by-laws.  The entirety of the economic rights associated with SAOS’ interest in the Issuer is pledged to, and all distributions in respect thereof are to be paid directly to, the Chilean Central Bank.  Citigroup Chile S.A. (“Citigroup Chile”) holds 33% of the outstanding voting shares of LQIF.  In addition, pursuant to the Framework Agreement described in this statement on Schedule 13D, Citigroup has the right to increase its stake in LQIF up to a total of 50%.  Citigroup could also be required to increase its stake in LQIF to up to a total of 41.5% if Quiñenco exercises its put option under the Framework Agreement.  The Reporting Persons do not have the power to direct the voting or disposition of any of the Banco de Chile Common Shares beneficially owned by LQIF; however they may be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Securities Exchange Act of 1934, as amended, with the “Unaffiliated Members” referred to in Section 2 of this statement on Schedule 13D, who, in fact, control the voting and disposition of such shares, and to have shared beneficial ownership of all of such shares by virtue of the Shareholders Agreement described in this statement on Schedule 13D entered into with Quiñenco S.A. (“Quiñenco”), the controlling shareholder of LQIF, and certain of Quiñenco’s subsidiaries, pursuant to which Citigroup Chile has certain rights to require Quiñenco to vote its shares of LQIF in favor of the election of candidates for the board of directors of LQIF nominated by Citigroup Chile, and to cause LQIF to vote its shares in favor of the election of candidates for the board of directors of the Issuer nominated by Citigroup Chile.  The Reporting Persons other than Citigroup Chile are direct and indirect parent companies of Citigroup Chile.  The Unaffiliated Members are filing separately an amendment to their existing statement on Schedule 13D with respect to these shares, and the information contained in this statement is supplemental thereto.  Unless otherwise stated, references to share ownership herein refer to “beneficial ownership” as defined by Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and do not include shares over which the Reporting Persons’ dividend rights have been pledged as discussed in Item 5 and Item 6 below.

** Based on 80,879,895,984 outstanding Banco de Chile Common Shares as of June 18, 2008 (as reported in the Issuer’s 2007 Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 27, 2008).  As of June 18, 2008, the Reporting Persons beneficially owned 61.7% of the voting rights in the Issuer.

CUSIP No. 059504-10-0
1. Names of Reporting Persons. Citicorp Holdings Inc.
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) x
(b)
3. SEC Use Only
4. Source of Funds (See Instructions) OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6. Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power
8. Shared Voting Power 49,886,736,420*
9. Sole Dispositive Power
10. Shared Dispositive Power 49,886,736,420*
11. Aggregate Amount Beneficially Owned by Each Reporting Person 49,886,736,420*
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13. Percent of Class Represented by Amount in Row (11) 61.7%**
14. Type of Reporting Person (See Instructions) CO

* Represents (i) 25,968,794,876 Banco de Chile Common Shares held by LQ Inversiones Financieras S.A. (“LQIF”); and (ii) 23,917,941,544 Banco de Chile Common Shares held by Sociedad Matriz del Banco de Chile S.A. (“SM-Chile”) directly and indirectly through Sociedad Administradora de la Obligacion Subordinada SAOS S.A. (“SAOS”), which are beneficially owned by LQIF by virtue of LQIF’s ownership of 58.2% of the outstanding voting shares of SM-Chile and the provisions of SM-Chile’s by-laws.  The voting rights associated with the Banco de Chile Common Shares owned by SAOS and SM-Chile are exercised directly by SM-Chile’s shareholders, in the proportion, and with the preferences, set forth in SM-Chile’s by-laws.  SAOS does not have direct voting rights over any Banco de Chile Common Shares it holds.  Therefore, although LQIF generally controls SAOS and SM-Chile, it does not have the power to direct the voting or disposition of all Banco de Chile Common Shares owned by each of SAOS and SM-Chile, but only its proportionate share of such shares in accordance with SM-Chile’s by-laws.  The entirety of the economic rights associated with SAOS’ interest in the Issuer is pledged to, and all distributions in respect thereof are to be paid directly to, the Chilean Central Bank.  Citigroup Chile S.A. (“Citigroup Chile”) holds 33% of the outstanding voting shares of LQIF.  In addition, pursuant to the Framework Agreement described in this statement on Schedule 13D, Citigroup has the right to increase its stake in LQIF up to a total of 50%.  Citigroup could also be required to increase its stake in LQIF to up to a total of 41.5% if Quiñenco exercises its put option under the Framework Agreement.  The Reporting Persons do not have the power to direct the voting or disposition of any of the Banco de Chile Common Shares beneficially owned by LQIF; however they may be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Securities Exchange Act of 1934, as amended, with the “Unaffiliated Members” referred to in Section 2 of this statement on Schedule 13D, who, in fact, control the voting and disposition of such shares, and to have shared beneficial ownership of all of such shares by virtue of the Shareholders Agreement described in this statement on Schedule 13D entered into with Quiñenco S.A. (“Quiñenco”), the controlling shareholder of LQIF, and certain of Quiñenco’s subsidiaries, pursuant to which Citigroup Chile has certain rights to require Quiñenco to vote its shares of LQIF in favor of the election of candidates for the board of directors of LQIF nominated by Citigroup Chile, and to cause LQIF to vote its shares in favor of the election of candidates for the board of directors of the Issuer nominated by Citigroup Chile.  The Reporting Persons other than Citigroup Chile are direct and indirect parent companies of Citigroup Chile.  The Unaffiliated Members are filing separately an amendment to their existing statement on Schedule 13D with respect to these shares, and the information contained in this statement is supplemental thereto.  Unless otherwise stated, references to share ownership herein refer to “beneficial ownership” as defined by Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and do not include shares over which the Reporting Persons’ dividend rights have been pledged as discussed in Item 5 and Item 6 below.

** Based on 80,879,895,984 outstanding Banco de Chile Common Shares as of June 18, 2008 (as reported in the Issuer’s 2007 Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 27, 2008).  As of June 18, 2008, the Reporting Persons beneficially owned 61.7% of the voting rights in the Issuer.

CUSIP No. 059504-10-0
1. Names of Reporting Persons. Citigroup Inc.
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) x
(b)
3. SEC Use Only
4. Source of Funds (See Instructions) OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6. Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power
8. Shared Voting Power 49,886,736,420*
9. Sole Dispositive Power
10. Shared Dispositive Power 49,886,736,420*
11. Aggregate Amount Beneficially Owned by Each Reporting Person 49,886,736,420*
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13. Percent of Class Represented by Amount in Row (11) 61.7%**
14. Type of Reporting Person (See Instructions) CO

* Represents (i) 25,968,794,876 Banco de Chile Common Shares held by LQ Inversiones Financieras S.A. (“LQIF”); and (ii) 23,917,941,544 Banco de Chile Common Shares held by Sociedad Matriz del Banco de Chile S.A. (“SM-Chile”) directly and indirectly through Sociedad Administradora de la Obligacion Subordinada SAOS S.A. (“SAOS”), which are beneficially owned by LQIF by virtue of LQIF’s ownership of 58.2% of the outstanding voting shares of SM-Chile and the provisions of SM-Chile’s by-laws.  The voting rights associated with the Banco de Chile Common Shares owned by SAOS and SM-Chile are exercised directly by SM-Chile’s shareholders, in the proportion, and with the preferences, set forth in SM-Chile’s by-laws.  SAOS does not have direct voting rights over any Banco de Chile Common Shares it holds.  Therefore, although LQIF generally controls SAOS and SM-Chile, it does not have the power to direct the voting or disposition of all Banco de Chile Common Shares owned by each of SAOS and SM-Chile, but only its proportionate share of such shares in accordance with SM-Chile’s by-laws.  The entirety of the economic rights associated with SAOS’ interest in the Issuer is pledged to, and all distributions in respect thereof are to be paid directly to, the Chilean Central Bank.  Citigroup Chile S.A. (“Citigroup Chile”) holds 33% of the outstanding voting shares of LQIF.  In addition, pursuant to the Framework Agreement described in this statement on Schedule 13D, Citigroup has the right to increase its stake in LQIF up to a total of 50%.  Citigroup could also be required to increase its stake in LQIF to up to a total of 41.5% if Quiñenco exercises its put option under the Framework Agreement.  The Reporting Persons do not have the power to direct the voting or disposition of any of the Banco de Chile Common Shares beneficially owned by LQIF; however they may be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Securities Exchange Act of 1934, as amended, with the “Unaffiliated Members” referred to in Section 2 of this statement on Schedule 13D, who, in fact, control the voting and disposition of such shares, and to have shared beneficial ownership of all of such shares by virtue of the Shareholders Agreement described in this statement on Schedule 13D entered into with Quiñenco S.A. (“Quiñenco”), the controlling shareholder of LQIF, and certain of Quiñenco’s subsidiaries, pursuant to which Citigroup Chile has certain rights to require Quiñenco to vote its shares of LQIF in favor of the election of candidates for the board of directors of LQIF nominated by Citigroup Chile, and to cause LQIF to vote its shares in favor of the election of candidates for the board of directors of the Issuer nominated by Citigroup Chile.  The Reporting Persons other than Citigroup Chile are direct and indirect parent companies of Citigroup Chile.  The Unaffiliated Members are filing separately an amendment to their existing statement on Schedule 13D with respect to these shares, and the information contained in this statement is supplemental thereto.  Unless otherwise stated, references to share ownership herein refer to “beneficial ownership” as defined by Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and do not include shares over which the Reporting Persons’ dividend rights have been pledged as discussed in Item 5 and Item 6 below.

** Based on 80,879,895,984 outstanding Banco de Chile Common Shares as of June 18, 2008 (as reported in the Issuer’s 2007 Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 27, 2008).  As of June 18, 2008, the Reporting Persons beneficially owned 61.7% of the voting rights in the Issuer.

Item 1.  Security and Issuer

The class of securities to which this statement on Schedule 13D relates is Common Stock without nominal (par) value (the “Banco de Chile Common Shares”) of Banco de Chile, an open stock banking corporation (sociedad anonima bancaria abierta) organized under the laws of the Republic of Chile (the “Issuer”).  The principal executive offices of the Issuer are located at Ahumada 251, Santiago, Chile.

Item 2.  Identity and Background

This statement on Schedule 13D is being filed on behalf of Citigroup Chile S.A. (“Citigroup Chile”); Citibank Overseas Investment Corporation (“COIC”); Citibank, N.A. (“Citibank”); Citicorp Holdings Inc. (“CHI”); and Citigroup, Inc. (“Citigroup” and, together with Citigroup Chile, COIC, Citibank, and CHI, the “Reporting Persons”).  As a result of the matters described in item 4 below, the Reporting Persons, together with Quiñenco S.A., LQ Inversiones Financieras S.A., Luksburg Foundation, Lanzville Investments Establishment, Dolberg Finance Corporation Establishment, Geotech Establishment, Andsberg Ltd., Andsberg Inv. Ltd., Andsberg Inversiones Ltda., Ruana Copper Corporation Establishment, Compañia de Inversiones Adriatico S.A., Guillermo Luksic Craig, Nicolas Luksic Puga, Antonia Luksic Puga, Inmobiliaria e Inversiones Rio Claro S.A., Inversiones Río Claro Ltda., Inversiones Orengo S.A., Ruana Copper AG Agencia Chile, Andronico Luksic Craig, Patricia Lederer Tcherniak, Inversiones Consolidadas S.A., Inversiones Salta S.A., Andronico Luksic Lederer, Davor Luksic Lederer, Max Luksic Lederer, Dax Luksic Lederer, and Fernanda Luksic Lederer (collectively the “Unaffiliated Members”), may be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  The Reporting Persons understand that the Unaffiliated Members are contemporaneously filing an amendment to their existing statement on Schedule 13D (the “Unaffiliated Members’ Amendment”) with respect to the Banco de Chile Common Shares, to report on the strategic partnership between Citigroup and the Issuer and the other transactions contemplated by the Framework Agreement described below.  The information contained in this statement on Schedule 13D is supplemental to the Unaffiliated Members’ Amendment.

Information on the identity and background of the Unaffiliated Members is incorporated herein by reference to the information contained in Item 2 of the Unaffiliated Members’ Amendment.

Citigroup Chile, a Chilean corporation, holds the Reporting Persons' 33% interest in LQIF and its main business relates to activities ancillary to the joint venture between Citigroup and the Issuer.  In addition, Citigroup Chile holds an indirect interest in Habitat S.A., Administradora de Fondos de Pensiones, through Citigroup Chile's 50% interest in Inversiones Previsionales S.A., and it conducts other activities including back-office and middle-office services for other Citigroup vehicles in the region and other financial related activities consistent with the applicable agreements that govern the joint venture between Citigroup, COIC and Quiñenco S.A.  The principal business address of Citigroup Chile is Avenida Andres Bello 2687, 7th Floor, Santiago, Chile.

COIC, a Delaware corporation, is the owner of all of the outstanding capital stock of Citigroup Chile.  COIC is engaged in equity investments abroad.  The principal business address of COIC is One Penn’s Way, New Castle, DE 19720.

Citibank, a national banking association organized under the laws of Delaware, is the owner of all of the outstanding capital stock of COIC.  Citibank is engaged in the commercial banking business in the United States and internationally.  The principal business address of Citibank is 399 Park Avenue, New York, NY 10043.

CHI, a Delaware corporation, is the owner of all of the outstanding capital stock of Citibank.  CHI is a bank holding company.  The principal business address of CHI is 399 Park Avenue, New York, NY 10043.

Citigroup, a Delaware corporation, is the owner of all of the outstanding capital stock of CHI. Citigroup is a diversified holding company providing, through its subsidiaries, a broad range of financial services to consumer and corporate customers worldwide.  The principal business address of Citigroup is 399 Park Avenue, New York, NY 10043.

Attached as Schedule A is information concerning each executive officer and director of Citigroup Chile and Citigroup.

Other than as described in Schedule B, during the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, none of the directors and executive officers listed in Schedule A, has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violations with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

The aggregate consideration paid by Citibank Chile for its interest in LQ Inversiones Financieras S.A. (“LQIF”), and therefore indirectly in the Issuer, described in Item 4 below consisted of the contribution of the operations and businesses of Citibank Chile, the successor to the Chilean branches of Citibank, to the Issuer and the contribution by Citigroup and its subsidiaries of other assets and businesses to LQIF.  For purposes of the transaction, the operations and businesses of Citibank Chile were deemed to represent 10.5% of the pro forma equity of the Issuer after giving effect to the contribution and, together with other assets and businesses contributed by Citigroup to LQIF, were the basis for the issuance by LQIF to Citigroup of the 33% equity interest in LQIF.

Item 4.  Purpose of Transaction

On July 19, 2007, Citigroup and COIC entered into a Master Joint Venture Agreement (the “Framework Agreement”) with Quiñenco, the parent corporation of LQIF, which is the controlling shareholder of the Issuer, for the purpose of establishing a strategic partnership that combines Citigroup’s principal operations in Chile with the Issuer’s local banking franchise to create a banking and financial services institution with approximately 20% market share of the Chilean banking industry.  Entry into the Framework Agreement was disclosed by the Issuer in a Report on Form 6-K filed with the SEC on July 19, 2007.  A copy of an English language translation of the Framework Agreement was filed as an Exhibit to the 2007 Annual Report on Form 20-F of the Issuer and is incorporated by reference in this statement on Schedule 13D.

The Framework Agreement provided that Citigroup would initially acquire a 33% equity interest in LQIF and two options to increase its stake in LQIF up to a total of 50%.  Citigroup could also be required to increase its stake in LQIF to up to a total of 41.5% if Quiñenco exercises its put option under the Framework Agreement.  The acquisition by Citigroup of its initial interest in LQIF occurred, with effect on January 1, 2008, under the terms of the Framework Agreement and a corresponding Merger Agreement between the Issuer and Citibank Chile.  As consideration for the merger and, taking into account the deemed pro forma 10.5% share of the Issuer’s equity represented by the operations and businesses of Citibank Chile, the Issuer issued and conveyed to LQIF 8,443,861,140 Banco de Chile Common Shares.  Approval of the merger by the shareholders of the Issuer and the effective date for the merger of January 1, 2008, were disclosed by the Issuer in a Report on Form 6-K filed with the SEC on December 27, 2007.  A copy of an English language translation of the Merger Agreement was filed as an Exhibit to the 2007 Annual Report on Form 20-F of the Issuer and is incorporated by reference in this statement on Schedule 13D.

In March, April and May of 2008, LQIF purchased 25,396,941, 55,007,573 and 576,351,940 additional shares of SM-Chile's Series B stock, respectively, representing a 2.7% voting interest in Banco de Chile, for an aggregate purchase price of Ch$40,855,257,833, and in May 2008 and June 2008, LQIF purchased 517,584,924 and 937,621,434 additional Banco de Chile Common Shares, respectively, representing a 1.8% voting interest in Banco de Chile, for an aggregate purchase price of Ch$60,851,464,840.  The source of funds for the consideration paid was dividends received in 2008 from Banco de Chile.  The purchases of Banco de Chile Common Shares and of the shares of SM-Chile were made in the open market through the Santiago Stock Exchange.

Following the transactions contemplated by the Framework Agreement described above, and the subsequent LQIF investment, LQIF exercises control of the Issuer through direct ownership of a 32.1% voting interest in the Issuer and indirect ownership of a 29.6% voting interest in the Issuer.  The indirect ownership voting interest held by LQIF in the Issuer is a result of LQIF’s direct ownership of a 58.2% interest in Sociedad Matriz del Banco de Chile, S.A.

(“SM-Chile”)1, a corporation organized under the laws of the Republic of Chile.  SM-Chile owns a 15% interest in the Issuer and all of the shares of Sociedad Administradora de la Obligacion Subordinada SAOS S.A. (“SAOS”), a corporation organized under the laws of the Republic of Chile, which in turn owns a 35.4% interest in the Issuer.  The voting rights associated with the Banco de Chile Common Shares owned by SAOS and SM-Chile are exercised directly by SM-Chile's shareholders, in the proportion, and with the preferences, set forth in SM-Chile's by-laws.  SAOS does not have direct voting rights over any Banco de Chile Common Shares it holds.  Therefore, although LQIF generally controls SAOS and SM-Chile, it does not have the power to direct the voting or disposition of all Banco de Chile Common Shares owned by each of SAOS and SM-Chile, but only its proportionate share of such shares in accordance with SM-Chile’s by-laws.  The entirety of the economic rights associated with SAOS’ interest in the Issuer is pledged to, and all distributions in respect thereof are to be paid directly to, the Chilean Central Bank.

Pursuant to the Framework Agreement and the Shareholders Agreement (as defined below), Citigroup Chile has certain rights to (i) require Quiñenco to vote its shares of LQIF in favor of the election of two candidates for the board of directors of LQIF nominated by Citigroup Chile (increasing to three, including naming the Vice Chairman, if and when both options are exercised) of a total of seven directors of LQIF; (ii) cause LQIF to vote its shares in favor of the election of two candidates for the board of directors of SM-Chile nominated by Citigroup Chile (increasing to four, including naming the Vice Chairman, if and when both options are exercised) of a total of nine directors of SM-Chile; and (iii) cause LQIF to vote its shares in favor of the election of two candidates for the board of directors of the Issuer nominated by Citigroup Chile (increasing to five and the second of the two alternate directors, including naming the Vice Chairman, if and when both options are exercised) of a total of eleven directors of the Issuer.  In the case of SM-Chile and the Issuer, the number of directors appointed by Citigroup Chile could be reduced by the number of directors appointed by minority shareholders under Chilean law, but in no event will Citigroup Chile have less than one director of the Issuer.

Pursuant to the Framework Agreement and the Shareholders Agreement, Quiñenco has agreed that it shall not permit LQIF to, and shall cause LQIF not to permit the Issuer to, engage in “Fundamental Strategic Decisions” (as defined below) without Citigroup’s consent.  For purposes of the Framework Agreement and the Shareholders Agreement, Fundamental Strategic Decisions are defined to include entry into new lines of business, certain credit decisions, dissolution or liquidation, proposed appointment of auditors or material changes in accounting practices and principles, dealings with regulatory agencies, material investments in non-financial businesses and services, amendments to the bylaws relating to the Framework Agreement or the Shareholders Agreement, and the delisting or deregistration of the shares of the Issuer or SM-Chile from the New York Stock Exchange, the Securities and Exchange Commission, the Chilean Stock Exchanges or the Chilean Superintendence of Securities and Insurance.

Pursuant to the Framework Agreement and the Shareholders Agreement, Citigroup has the right to propose the appointment, for the Issuer, LQIF, and their subsidiaries, of (i) the Chief Financial Officer (defined as “the person in charge of management, planning, and accounting control, as well as management and analysis tasks”); (ii) the head of Corporate and Investment Banking, treasury, and the broker-dealer controlled by the Issuer; and (iii) the head of compliance and anti-money laundering controls, which person shall have direct and permanent access to (and will be subject to the additional supervision of) the Board of Directors of the Issuer.

Pursuant to the Framework Agreement, each of Citigroup and Quiñenco has the option of purchasing the other party’s ownership interests in LQIF, SM-Chile and/or Banco de Chile in the event of a change of control with respect to the other party.

On December 27, 2007, Quiñenco, Citigroup Chile and certain of Quiñenco’s subsidiaries entered into a Shareholders Agreement that formalized the rights of Citigroup with respect to the governance of the Issuer as set forth in the Framework Agreement (and as discussed in the preceding paragraphs).  Additionally, pursuant to the Shareholders Agreement, each of Citigroup and Quiñenco has a right of first offer with respect to sales of LQIF shares by the other party, as well as tag-along rights with respect to any sale of LQIF shares by the other party.  The

1  SM-Chile has issued four series of shares, each representing different voting and economic interests in the Issuer.

right of first offer may expire as to one or both parties in certain circumstances depending on their respective ownership percentages of LQIF and on whether Citigroup exercises the options described below.  Citigroup will also have preemptive rights with respect to any issuance of capital stock by LQIF, SM-Chile or Banco de Chile. The Shareholders Agreement became effective on January 1, 2008.  A copy of an English language translation of the Shareholders Agreement was filed as an Exhibit to the 2007 Annual Report on Form 20-F of the Issuer and is incorporated by reference in this statement on Schedule 13D.

Except as otherwise provided herein in connection with the transactions described above, the Reporting Persons currently have no intention of engaging in any of the events set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.  Except as otherwise provided herein, although no Reporting Person has any specific plan or proposal to purchase or sell Banco de Chile Common Shares, depending on various factors, including, without limitation, the Issuer’s financial position and business strategy, price levels of shares of Common Stock, conditions in the securities market and general economic and industry conditions, each of the Reporting Persons may, acting either jointly or independently with respect to any other Reporting Person or Quiñenco S.A., take such actions with respect to its investment in the Issuer as it deems appropriate, including, without limitation, purchasing additional Banco de Chile Common Shares or selling some or all of its shares of Common Stock or engaging in any hedging or similar transactions with respect to the Common Stock in the ordinary course of its business.

Item 5.  Interest in Securities of the Issuer

(a) and (b)

Item 4 of this statement on Schedule 13D is incorporated herein by reference.

The Reporting Persons do not have the power to direct the voting or disposition of any of the Banco de Chile Common Shares beneficially owned by LQIF; however they may be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Exchange Act with the “Unaffiliated Members” referred to in Section 2 of this statement on Schedule 13D, who, in fact, control the voting and disposition of such shares, and to have shared beneficial ownership of all of such shares by virtue of the Shareholders Agreement described in this statement on Schedule 13D entered into with Quiñenco, the controlling shareholder of LQIF, and certain of Quiñenco’s subsidiaries, pursuant to which Citigroup Chile has certain rights to require Quiñenco to vote its shares of LQIF in favor of the election of candidates for the board of directors of LQIF nominated by Citigroup Chile, and to cause LQIF to vote its shares in favor of the election of candidates for the board of directors of the Issuer nominated by Citigroup Chile.

As members of the group, the Reporting Persons beneficially own in the aggregate 49,886,736,4202 Banco de Chile Common Shares, which represent approximately 61.7% of the outstanding Banco de Chile Common Shares (based

2 Represents (i) 25,968,794,876 Banco de Chile Common Shares held by LQ Inversiones Financieras S.A. (“LQIF”), (ii) 23,917,941,544 Banco de Chile Common Shares held by Sociedad Matriz del Banco de Chile, S.A. (“SM-Chile”) directly and indirectly through Sociedad Administradora de la Obligacion Subordinada SAOS S.A. (“SAOS”), which are beneficially owned by LQIF by virtue of LQIF’s ownership of 58.2% of the outstanding voting shares of SM-Chile and the provisions of SM-Chile’s by-laws.  The voting rights associated with the Banco de Chile Common Shares owned by SAOS and SM-Chile are exercised directly by SM-Chile's shareholders, in the proportion, and with the preferences, set forth in SM-Chile's by-laws.  SAOS does not have direct voting rights over any Banco de Chile Common Shares it holds.  Therefore, although LQIF generally controls SAOS and SM-Chile, it does not have the power to direct the voting or disposition of all Banco de Chile Common Shares owned by each of SAOS and SM-Chile, but only its proportionate share of such shares in accordance with SM-Chile’s by-laws.  The entirety of the economic rights associated with SAOS’ interest in the Issuer is pledged to, and all distributions in respect thereof are to be paid directly to, the Chilean Central Bank.  Citigroup Chile S.A. (“Citigroup Chile”) holds 32.9% of the outstanding voting shares of LQIF.  In addition, pursuant to the Framework Agreement described in this statement on Schedule 13D, Citigroup has the right to increase its stake in LQIF up to a total of 50%.  Citigroup could also be required to increase its stake in LQIF to up to a total of 41.5% if Quiñenco exercises its put option (coninued...)

on 80,879,895,984 outstanding Banco de Chile Common Shares as of June 18, 2008, as reported in the Issuer’s 2007 Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 27, 2008).

In addition, Pedro Samhan, Chief Financial Officer of Banco de Chile and a Director of Citigroup Chile, has the sole power to vote and direct the disposition of 471 Banco de Chile Common Shares.

(c)

None of the Reporting Persons has effected any transaction in Banco de Chile Common Stock during the past 60 days.

(d)

Except as set forth in this Schedule 13D, none of the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, securities covered by the Schedule 13D.

(e)

Not applicable.

Item 6.  Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

Item 4 of this statement on Schedule 13D is incorporated herein by reference.

Pursuant to the Framework Agreement, Citigroup acquired two options to acquire an additional approximately 17.0% voting interest in LQIF (for a total 50% interest in LQIF if and when both options are exercised).  The first option is for Citigroup Chile or a Citigroup Wholly-Owned Subsidiary that it designates (as defined in the Framework Agreement) to acquire an additional approximately 8.5% voting interest in LQIF.  If this option is not otherwise exercised by Citigroup Chile or the Citigroup Wholly-Owned Subsidiary that it designates, then Quiñenco has the option to require Citigroup Chile to acquire such additional approximately 8.5% voting interest in LQIF.  These options may be exercised by either party by April 30, 2010, except that the deadline for exercise may be adjusted in certain circumstances.  The second option is for Citigroup Chile or the Citigroup Wholly-Owned Subsidiary that it designates to acquire an additional approximately 8.5% voting interest of LQIF.  This option may be exercised by May 3, 2010, subject to any additional agreed upon extension.

On December 27, 2007, Citigroup entered into a Global Connectivity Agreement with the Issuer, which Global Connectivity Agreement sets forth the terms upon which the Issuer, Citigroup and its affiliates will develop a relationship with respect to cross-border business and services being applied to Corporate and Investment Banking, Private Banking International Personal Banking, Global Transactions Services, and other services and products.  The parties agreed on the following principles with respect to implementing the terms of the agreement: (i) the under the Framework Agreement.  The Reporting Persons do not have the power to direct the voting or disposition of any of the shares of Banco de Chile Common Stock beneficially owned by LQIF; however they may be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Securities Exchange Act of 1934, as amended, with the “Unaffiliated Members” referred to in Section 2 of this statement on Schedule 13D, who, in fact, control the voting and disposition of such shares, and to have shared beneficial ownership of all of such shares by virtue of the Shareholders Agreement described in this statement on Schedule 13D entered into with Quiñenco S.A. (“Quiñenco”), the controlling shareholder of LQIF, and certain of Quiñenco’s subsidiaries, pursuant to which Citigroup Chile has certain rights to require Quiñenco to vote its shares of LQIF in favor of the election of candidates for the board of directors of LQIF nominated by Citigroup Chile, and to cause LQIF to vote its shares in favor of the election of candidates for the board of directors of the Issuer nominated by Citigroup Chile.

promotion of global connectivity products among Chilean customers, (ii) the setup of a technology platform, (iii) the training of bank officers, and (iv) the construction of international support networks to carry out the transactions contemplated by the agreement.  A copy of an English language translation of the Global Connectivity Agreement was filed as an Exhibit to the 2007 Annual Report on Form 20-F of the Issuer and is incorporated by reference in this statement on Schedule 13D.

On December 27, 2008, Citigroup entered into a Cooperation Agreement with the Issuer, which Cooperation Agreement establishes a communication mechanism between the parties to enhance the exchange of ideas and information related to the integration of the Issuer’s business with that of Citigroup in Chile and it also provides for certain specific areas of collaboration going forward (such as with respect to our hedging and derivatives strategies).  A copy of an English language translation of the Cooperation Agreement was filed as an Exhibit to the 2007 Annual Report on Form 20-F of the Issuer and is incorporated by reference in this statement on Schedule 13D.

Item 7.  Material to Be Filed as Exhibits

English language translation of Master Joint Venture Agreement by and among Citigroup, COIC and Quiñenco, dated July 19, 2007, incorporated by reference to Exhibit 3.1 to the Issuer’s 2007 Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 27, 2008 (the “2007 20-F”)

English language translation of Merger Agreement by and between Banco de Chile and Citibank Chile, dated December 26, 2007, incorporated by reference to Exhibit 4.1 to the 2007 20-F.

English language translation of Shareholders Agreement by and among Quiñenco, Citigroup Chile S.A. and certain of Quiñenco’s subsidiaries, dated December 27, 2007, incorporated by reference to Exhibit 3.2 to the 2007 20-F.

English language translation of Global Connectivity Agreement by and between Citigroup and Banco de Chile, dated December 27, 2007, incorporated by reference to Exhibit 4.3 to the 2007 20-F.

English language translation of Cooperation Agreement by and between Citigroup and Banco de Chile, dated December 27, 2007, incorporated by reference to Exhibit 4.2 to the 2007 20-F.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I Certify that the information set forth in this statement is true, complete and correct.

Dated: November 28, 2008

CITIGROUP CHILE S.A.

By:	/s/ Juan Enrique Pino
Name: Juan Enrique Pino
Title: General Manager

CITIBANK OVERSEAS INVESTMENT CORPORATION

By:	/s/ William H. Wolf
Name: William H. Wolf
Title: Executive Vice President

CITIBANK, N.A.
By:	/s/ Riqueza V. Feaster
Name: Riqueza V. Feaster
Title: Assistant Secretary

CITICORP HOLDINGS INC.

By:	/s/ Riqueza V. Feaster
Name: Riqueza V. Feaster
Title: Assistant Secretary

CITIGROUP INC.

By:	/s/ Riqueza V. Feaster
Name: Riqueza V. Feaster
Title: Assistant Secretary

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS OF CITIGROUP CHILE S.A.

The following sets forth the name, principal occupation and citizenship of each of the directors and executive officers of Citigroup Chile S.A.

Name and Title	Principal Occupation	Citizenship
Andres Fuentes, Director and President of the Board	Latin America Tax Co-Head Citigroup Inc. Actuario Roberto Medellín Nr. 800 Torre Sur Piso 1 Lomas de Santa Fe, México D.F., C.P. 01219	Mexican
Jorge Mora, Director	Chief Operating Officer Corporate and Investment Bank Actuario Roberto Medellín Nr. 800 Torre Sur Piso 4 Lomas de Santa Fe, Mexico D.F. C.P. 01219	Chile
Juan Enrique Pino, Director and General Manager	Latin America Regional Risk Manager, Global Industries and Regional Markets Citigroup Inc. Andres Bello 2687 Piso 7 Santiago, Chile	Chile

EXECUTIVE OFFICERS AND DIRECTORS OF CITIGROUP INC.

The following sets forth the name, principal occupation and citizenship of each of the directors and executive officers of Citigroup Inc.

Name and Title	Principal Occupation	Citizenship
C. Michael Armstrong, Director	Chairman, Board of Trustees Johns Hopkins Medicine Health Systems Corporation and Hospital c/o Citigroup Inc. 399 Park Avenue New York, NY 10022	United States
Alain J. P. Belda, Director	Chairman Alcoa Inc. 390 Park Avenue New York, NY 10022	Brazil & Spain
Sir Winfried F. W. Bischoff, Chairman	Chairman, Citigroup Inc. Chairman, Citi Europe 399 Park Avenue New York, NY 10022	United Kingdom and Germany
Kenneth T. Derr, Director	Chairman, Retired Chevron Corporation 345 California Street San Francisco, CA 94104	United States
John M. Deutch, Director	Institute Professor Massachusetts Institute of Technology 77 Massachusetts Avenue Cambridge, MA 02139	United States
Roberto Hernandez Ramirez, Director	Chairman of the Board Banco Nacional de Mexico Actuario Roberto Medellin No. 800 Col. Santa Fe, 01210 Mexico City, Mexico	Mexico
Andrew N. Liveris, Director	Chairman and Chief Executive Officer The Dow Chemical Company 2030 Dow Center Midland, MI 48674	Australia
Anne M. Mulcahy, Director	Chairman and Chief Executive Officer Xerox Corporation 45 Glover Avenue P.O. Box 4505 Norwalk, CT 06856	United States
Vikram Pandit, Director and Executive Officer	Director and Chief Executive Officer Citigroup Inc. 399 Park Avenue New York, NY 10043	United States

Richard D. Parsons, Director	Chairman Time Warner Inc. One Time Warner Center New York, NY 10019	United States
Lawrence R. Riccardi, Director	Former General Counsel IBM Corporation c/o Citigroup Inc. 399 Park Avenue New York, NY 10022	United States
Dr. Judith Rodin, Director	President The Rockefeller Foundation 420 Fifth Avenue New York, NY 10018	United States
Robert E. Rubin, Director and Executive Officer	Chairman of the Executive Committee and Member of the Office of the Chairman Citigroup Inc. 399 Park Avenue New York, NY 10043	United States
Robert L. Ryan, Director	Chief Financial Officer, Retired, Medtronic Inc. c/o Citigroup Inc. 399 Park Avenue New York, NY 10022	United States
Franklin A. Thomas, Director	Consultant The Study Group 380 Lexington Avenue New York, NY 10168	United States
Shirish Apte, Executive Officer	Chief Executive Officer Central & Eastern European Region Citigroup Inc. 33 Canada Square Canary Wharf London E14 5LB United Kingdom	United Kingdom
Ajay Banga, Executive Officer	Chairman and Chief Executive Officer Global Consumer Group-International Citigroup Inc. 399 Park Avenue New York, NY 10043	India
Don Callahan, Executive Officer	Chief Administrative Officer Citigroup Inc. 399 Park Avenue New York, NY 10043	United States

Gary L. Crittenden, Executive Officer	Chief Financial Officer Citigroup Inc. 399 Park Avenue New York, NY 10043	United States
Terri Dial, Executive Officer	Chief Executive Officer, Citi Consumer Banking North America Global Head, Consumer Strategy Citigroup Inc. 399 Park Avenue New York, NY 10043	United States
James A. Forese, Executive Officer	Head, Global Capital Markets Markets & Banking Institutional Clients Group 388 Greenwich Street New York, NY 10026	United States
Steven J. Freiberg, Executive Officer	Chairman and Chief Executive Officer Global Consumer Group-North America Citigroup Inc. 399 Park Avenue New York, NY 10043	United States
John C. Gerspach, Executive Officer	Controller and Chief Accounting Officer Citigroup Inc. 399 Park Avenue New York, NY 10043	United States
John Havens, Executive Officer	Chief Executive Officer Institutional Clients Group 388 Greenwich Street New York, NY 10026	United States
Michael S. Helfer, Executive Officer	General Counsel and Corporate Secretary Citigroup Inc. 399 Park Avenue New York, NY 10043	United States
Lewis B, Kaden, Executive Officer	Vice Chairman and Chief Administrative Officer Citigroup Inc. 399 Park Avenue New York, NY 10043	United States
Edward J. Kelly, III, Executive Officer	President and Chief Executive Officer Citi Alternative Investments 731 Lexington Avenue New York, NY 10022	United States

Kevin Kessinger, Executive Officer	Chief Operations & Technology Officer Citigroup Inc. 666 Fifth Avenue New York, NY 10103	United States
Brian Leach, Executive Officer	Senior Risk Officer Citigroup Inc. 399 Park Avenue New York, NY 10043	United States
Manuel Medina-Mora, Executive Officer	Chairman and Chief Executive Officer Latin America and Mexico Act. Roberto Medellin 800 Edificio Sur. 5 piso Col. Sta FE/ C.P. 01210 Mexico, D.F.	Mexico
William R. Rhodes, Executive Officer	Senior Vice Chairman Citigroup Inc. 399 Park Avenue New York, NY 10043	United States
Stephen R. Volk, Executive Officer	Vice Chairman Citigroup Inc. 399 Park Avenue New York, NY 10043	United States

SCHEDULE B

On July 28, 2003, Citigroup settled enforcement proceedings related to the manipulation of Enron’s and Dynegy’s financial statements. The Commission found that Citigroup knew or should have known that the acts or omissions described in the Order would contribute to Enron’s and Dynegy’s violations of Exchange Act Section 10(b) and Exchange Act Rule 10b-5. Consequently, Citigroup was found to be a cause of Enron’s and Dynegy’s violations within the meaning of Exchange Act Section 21C. Citigroup consented to an order to cease and desist from committing or causing any violation of the antifraud provisions of the federal securities laws, and agreed to pay $120 million as disgorgement, interest and penalty.

On March 23, 2005, the SEC entered an administrative and cease-and-desist order against CGMI. The SEC order found that CGMI willfully violated Section 17(a)(2) of the Securities Act and Rule 10b-10 promulgated under the Exchange Act. Specifically, the order found that there were two distinct disclosure failures by CGMI in the offer and sale of mutual fund shares to its customers. Based on these findings, the order censured CGMI, required that CGMI cease and desist from committing or causing violations and future violations of Section 17(a) of the Securities Act and Exchange Act Rule 10b-10, and required that CGMI pay a $20 million civil money penalty.

In a related proceeding on March 22, 2005, the NASD accepted a Letter of Acceptance, Waiver and Consent dated March 18, 2005 (the “AWC”) that had been submitted by CGMI. Without admitting or denying the findings, CGMI accepted and consented, prior to a hearing and without an adjudication of any issue of law or fact, to the entry of findings by NASD. Based on its findings and with CGMI’s consent, the NASD censured CGMI and fined it $6.25 million. In the AWC, CGMI also agreed to complete certain undertakings, including retaining an Independent Consultant, among other things, to conduct a comprehensive review of the completeness of its disclosures regarding the differences in mutual fund share classes and the policies and procedures relating to CGMI’s recommendations to its customers of different class shares of mutual funds.

On May 31, 2005, the SEC issued an order in connection with the settlement of an administrative proceeding against Smith Barney Fund Management LLC (“SBFM”), a former subsidiary of Citigroup, and CGMI, relating to the appointment of an affiliated transfer agent for the Smith Barney family of mutual funds managed by SBFM (the “Affected Funds”).

The SEC order finds that SBFM and CGMI willfully violated Section 206(1) of the Investment Advisers Act of 1940, as amended, and the rules promulgated thereunder (the “Advisers Act”). Specifically, the order found that SBFM and CGMI knowingly or recklessly failed to disclose to the boards of the Affected Funds in 1999 when proposing a new transfer agent arrangement with an affiliated transfer agent that: First Data Investors Services Group (“First Data”), the Affected Funds’ then-existing transfer agent, had offered to continue as transfer agent and do the same work for substantially less money than before; and that Citigroup Asset Management (“CAM”), the former Citigroup business unit that, at the time, included the Affected Funds’ investment manager and other investment advisory companies, had entered into a side letter with First Data under which CAM agreed to recommend the appointment of First Data as sub-transfer agent to the affiliated transfer agent in exchange for, among other things, a guarantee by First Data of specified amounts of asset management and investment banking fees to CAM and CGMI. The order also found that SBFM and CGMI willfully violated Section 206(2) of the Advisers Act by virtue of the omissions discussed above and other misrepresentations and omissions in the materials provided to the Affected Funds’ boards, including the failure to make clear that the affiliated transfer agent would earn a high profit for performing limited functions while First Data continued to perform almost all of the transfer agent functions, and the suggestion that the proposed arrangement was in the Affected Funds’ best interests and that no viable alternatives existed. SBFM and CGMI do not admit or deny any wrongdoing or liability. The settlement does not establish wrongdoing or liability for purposes of any other proceeding.

The SEC censured SBFM and CGMI and ordered them to cease and desist from violations of Sections 206(1) and 206(2) of the Advisers Act. The order required Citigroup to pay $208.1 million, including $109 million in disgorgement of profits, $19.1 million in interest, and a civil money penalty of $80 million. Approximately $24.4 million has already been paid to the Affected Funds, primarily through fee waivers. The remaining $183.7 million, including the penalty, has been paid to the U.S. Treasury and will be distributed pursuant to a plan submitted for the approval of the SEC. At this time, there is no certainty as to how the above-described proceeds of the settlement will be distributed, to whom such distributions will be made, the methodology by which such distributions will be allocated, and when such distributions will be made. The order also required that transfer agency fees received from the Affected Funds since December 1, 2004, less certain expenses, be placed in escrow and provided that a portion of such fees may be subsequently distributed in accordance with the terms of the order. On April 3, 2006, an aggregate amount of approximately $9 million held in escrow was distributed to the Affected Funds.

The order required SBFM to recommend a new transfer agent contract to the Affected Fund’s boards within 180 days of the entry of the order; if a Citigroup affiliate submitted a proposal to serve as transfer agent or sub-transfer agent, SBFM and CGMI would have been required, at their expense, to engage an independent monitor to oversee a competitive bidding process. On November 21, 2005, and within the specified timeframe, the Affected Funds’ Boards selected a new transfer agent for the Affected Fund. No Citigroup affiliate submitted a proposal to serve as transfer agent. Under the order, SBFM also must comply with an amended version of a vendor policy that Citigroup instituted in August 2004.

Other than as described above, during the last five years, none of the Reporting Persons or, to the best of the knowledge of the Reporting Persons, any of the persons listed on Schedule A attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

B-2